EXHIBIT 21
Subsidiaries of CCC Information Services Group Inc.

The subsidiaries of CCC Information Services Group Inc. are as follows:

CCC Information Services Inc.
Certified Collateral Corporation of Canada, Ltd.
CCC Consumer Services Inc.
CCC Consumer Services Southeast Inc.
Rayfield Limited (d/b/a CCC International)
CCC Partsco Holdings, Inc.
Enterstand Limited